Exhibit 99.1

For Immediate Release	November 12, 2018

Celestica Completes Acquisition of Impakt Holdings, LLC

TORONTO, Canada — Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that it has completed its previously announced acquisition of Impakt Holdings, LLC (Impakt).

The acquisition of Impakt is anticipated to significantly enhance Celestica’s ability to provide customers with large-format, high-mix manufacturing solutions and expand Celestica’s presence in key geographies.

“This acquisition is well aligned to our company strategy of growing and diversifying our overall revenue and margin mix through targeted investments and acquisitions,” said Rob Mionis, President and CEO, Celestica. “Bringing Impakt’s capabilities into our capital equipment manufacturing business will provide us with new capabilities in the U.S. and South Korea. We welcome the 450 Impakt employees to Celestica and we look forward to working together to deliver added value to our customers.”

As previously announced, the acquisition was financed with available borrowings under our revolving credit facility, a substantial portion of which we currently intend to repay with the proceeds of an anticipated incremental term loan under our current credit facility later this month.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, capital equipment, and smart energy to deliver solutions for their most complex challenges. A leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including, without limitation, statements related to: our strategies; the anticipated impact of the acquisition of Impakt on our capabilities and our business; and our intention to enter into, and the expected timing of, an additional term loan under our current credit facility to repay a substantial portion of amounts drawn on our revolving credit facility to finance the acquisition.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, the risks discussed in our public filings at www.sedar.com and www.sec.gov, including in our 2017 Annual Report on Form 20-F (see, among other risk disclosures, Item 3(D), “Key Information — Risk Factors”  and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”) and our most recent MD&A filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators, as well as risks related to: the failure to obtain an additional term loan under our current credit facility to repay a substantial portion of amounts drawn on our revolving credit facility to finance the acquisition of Impakt, on acceptable terms or at all; a failure to successfully integrate the acquisition, further develop our capabilities in expected markets or otherwise expand our portfolio of solutions, and/or achieve the other expected benefits from the acquisition; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; and negative impacts on our business resulting from increases in our third-party indebtedness for the acquisition of Impakt.

Our forward-looking statements contained in this presentation are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those discussed in our public filings at www.sedar.com and www.sec.gov, under the heading “Forward-Looking Statements”, or similarly named sections, among other assumption disclosures, including in our 2017 Annual Report on Form 20-F and our most recent MD&A filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators, as well as related to the following: that we will be able to incur an additional term loan under our current credit facility on anticipated and acceptable terms in order to repay a substantial portion of amounts drawn on our revolving credit facility to finance the acquisition of Impakt; and that we are able to successfully integrate Impakt, further develop our capital equipment business, and achieve the other expected benefits from the acquisition. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Media Contacts

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